Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 6, 2010

Angela McHale
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:         CommonWealth Realty Partners, Inc.
Registration Statement on Form S-1
Filed December 16, 2009
File No. 333-163807

Dear Ms. McHale,

Please see the responses to your letter below:

General

1. We note that there is no trading market for your stock and that you do not intend to apply for listing on an exchange. Therefore, it appears that your shares would not be "covered securities" as defined in Section 18 of the Securities Act of 1933. Please tell us whether your offering is subject to registration and review by state securities regulators.

We do intend to apply for listing on an exchange. Please note our risk factor:

There is no current public market for our common stock; therefore you may be unable to sell your securities at any time, for any reason, and at any price, resulting in a loss of your investment.

As of the date of this prospectus, there is no public market for our common stock. Although we plan, in the future, to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the Over-the-Counter Bulletin Board, there can be no assurance that our attempts to do so will be successful. Furthermore, if our securities are not quoted on the OTC Bulletin Board, or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason. We have not originated contact with a market maker at this time, and do not plan on doing so until completion of this offering.

In addition, we have clarified this in our Prospectus Summary and in our Business Description.

We also added the following to Description of Securities section:

No Public Market for Common Stock

          There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board, maintained by FINRA, upon the effectiveness of the registration statement of which this prospectus forms a part.

          There are several requirements for listing our shares on the NASDAQ bulletin board, including:

          * we must make filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934;

          * we must remain current in our filings;

          * we must find a member of FINRA to file a form 211 on our behalf. The information contained within form 211 includes comprehensive data about our company and our shares. Form 211 and our prospectus are filed with the FINRA so that they can determine if there is sufficient publicly available information about us and whether our shares should be listed for trading.

          We can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

No Broker Is Being Utilized In This Offering

          This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA’s corporate finance department must issue a “no objection” position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

2. We note that in response to our prior comment 1 you filed a new registration statement on Form S-l l. Please withdraw the initial filing on Form S-1.

We will withdraw the Form S-1.

Cover Page of the Prospectus

3. We note your response to prior comment 5. Our previous request to remove the cross-reference to the Risk Factors section was in error. Please restore the cross- reference, as required by Item 501(b)(5) of Regulation S-K.

We have restored the cross-reference.

Risk Factors, page 3

4. Please revise to discuss the risk, if true, that you do not have a redemption program available to shareholders and the additional liquidity risks associated with the lack of such a program.

Since we intend to file a Form 211 for listing on the Over The Counter Bulletin Board, we feel that this risk factor is unnecessary.

Our management has limited experience in running a public company, page.4

5. Please revise to remove the second sentence of this risk factor, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

This has been removed.

We may not make a profit if we sell a property, page 8

6. We note disclosure in the Use of Proceeds section indicating your intention to invest in "flip" properties. Please expand on the particular resale risks associated with these types of investments.

We have added the following language:

Particularly, we intend to “flip” properties which means we hope to purchase, rehab, and resell a property within a year’s time. Timing is very important in this particular circumstance and may affect our profitability if we are not able to meet the time constraints required for successful flipping of properties. Failure to turnaround properties quickly could result in no or lower profits.

The current debt market volatility may affect the availability and amount of financing for our acquisitions, page 11

7. Please revise to clarify the statement that your existing debt is fixed rate debt. It appears that you have only a loan outstanding to Mr. Cronin, which bears 0% interest. If you have additional debt outstanding, please revise the Liquidity section of your prospectus to describe the additional debt. Also, please clarify the reference to your "current portfolio" in the third sentence of this risk factor.

We have deleted this sentence and updated the remainder of the risk factor to be more appropriate.

Available Information, page 14

8. We note your response to prior comment 18. Please revise the third paragraph further to replace the reference to West-Core Drilling Inc. with a reference to your company.

This has been updated.

Use of Proceeds, page 16

9. Please reconcile the offering expenses disclosed in the use of proceeds table with your disclosures on pages 17-19 and 34 that estimated offering expenses are $14,300.

We have updated throughout the document to reflect the proper Offering Expenses of $13,833.

Dilution, page 19

10. Please revise to correct the percentage dilution assuming the sale of 10% of the shares of common stock in this offering.

We have updated this to reflect the 98.7% dilution.

Interest of Named Experts and Counsel, page 23

11. Please tell us whether your obligation to issue shares to Jillian Ivey Sidoti is contingent upon her providing a legality opinion. If so, please disclose the contingent nature of this arrangement. Refer to Item 509 of Regulation S-K.

There is no such contingency.

Description of Business, page 24

12. Please revise to briefly explain the concept of "capitalization rates" and clarify what you mean by "capitalization upon stabilization."

The following information was added:

Capitalization Rate is defined as the ratio between the net operating income produced by an asset and its capital cost (the original price paid to buy the asset) or its current market value. It is calculated by dividing the net operating income by the purchase price of the property. We plan to “stabilize” distressed properties or non-performing assets by adding value through new management and rehab. We will consider a property stabilized upon the completion of rehab and the entry of new tenants (if need be.)

13. Refer to the discussion of quick turnover properties at the bottom of page 24. Please revise to clarify your definition of "low risk" and "high margin" as those terms relate to flips. Explain how you will ensure that the flips you acquire will meet these criteria.

We have added the following definitions:

Our definition of low risk properties include those properties that we expect will take a maximum of four (4) to six (6) week of rehab and will require us to hold the property for only three (3) to four (4) months. These will be properties that we purchase at very aggressive prices and, in the event we are unable to immediately sell the property, we will be able to rent the property at a positive cash flow. In other words, rents that would cover mortgage costs of property as well as other costs. We plan to only purchase in markets with high absorption and solid comparable properties. Our definition of high margin means that when we leverage the property with debt, we will expect a 10% - 15% gross profit within a less than six (6) month timeframe.

14.  We note your revised disclosure regarding planned operations in response to prior comment 34. We continue to believe that you should provide expanded disclosure regarding your current circumstances. Please revise your disclosure as previously requested in this section as well as the MD&A to describe in more detail management's business plan to generate cash flows and obtain additional funding currently.

We have added the following to our Business Description:

We currently do not own any properties and have just started operations. We plan to use the proceeds from this offering to implement our business plan, but expect that we will have to seek out additional financing from our officer and director as well as from mortgage lenders on the properties that we purchase.

We have added the following our MD&A:

We intend on using the proceeds from this offering and from abovementioned sources to implement our Business Plan to purchase properties for quick turnaround or long term hold depending on the characteristics of the individual acquired properties. Most likely, each property that we purchase will be encumbered with a mortgage.

We intend on generating revenues in two ways: from quick turnaround properties and long term hold properties. Please see our “Business Description.” We expect to generate revenues from the quick turnaround, or “flip”, properties from the immediate appreciation from the improvements we intend to put into the property. For our longer term hold properties, we expect to generate revenues from rents from the properties.

15. We note your disclosure throughout the Risk Factors section and elsewhere in your filing regarding competition in your industry and the resulting impact that such competition could have on your future business. Please include in this section a discussion of competitive conditions in your business and identify the particular markets where you plan to acquire properties. Please also explain how the services you plan to provide are distinguishable from your competitors: Refer to Item 101(h)(4)(iv) of Regulation S-K.

We have added the following information:

Competition

We will face competition from other developers that are looking to implement or are already implementing a similar business plan to ours. Further, we may be at a disadvantage to our competition who may have greater capital resources than we do, specifically cash. It has become increasingly difficult to obtain lending on many properties and those developers that are able to close without financing and pay the full purchase price of a property in cash may be able to close on more properties or may realize a greater profit as they will be able to negotiate better purchasing terms.

Our officer and director, Chris Cronin, has significant experience in real estate development. He also has experience in construction. We hope this, coupled with his relationships with local lenders, will distinguish us from our competition. Further, we believe that our business plan, which allows us to look for several different types of properties, provides us with greater opportunities than other real estate development companies.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 27

16. Please revise to describe the nature of your expenses for the period reported.

The following sentence was added:

These expenses were related to professional fees related to this S-1 registration statement.

17. We note your response to our prior comment 39 and reissue the comment in part. We note that the promissory note included as Exhibit 10.1 states that the note payable to Mr. Cronin is convertible into shares of common stock. Please revise your discussion here and in Note 3 to the financial statements to disclose all significant terms of the note payable to Mr. Cronin.

The following language has been added:

To date, Mr. Cronin has lent the Company $1,600 which is documented by a promissory note. The promissory note allows Mr. Cronin to convert the note to common stock at the price of $.08 per share which would convert into 20,000. The note carries a 0% interest rate and is due on demand.

Notes to the Financial Statements, page F-6

18. Please revise to disclose the pertinent rights and privileges of the preferred stock outstanding. Refer to ASC 505-10-50-3.

Part II. Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities; page 35

19. We have considered your response to prior comment 43. You address why the offering did not involve integration with other offerings; however, it remains unclear from your response how all transactions disclosed hereunder were exempt from registration under Section 4(2) of the Securities Act of 1933. Please revise to briefly describe all of the facts relied upon to make the 4(2) exemption available. We may have further comment based on your response. Refer to Item 701(d) of Regulation S-K.

We added the following language:

These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholder had the necessary investment intent as required by Section 4(2) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

20. We note that Mr. Cronin purchased his securities for cash. Please revise to state the aggregate offering price for the 10 million shares he purchased. In addition, please clarify whether Mr. Cronin received cash in exchange for shares distributed to friends and family members. If so, please disclose the aggregate offering price. If not, please disclose the type and amount of consideration he received. Refer to Item 701(c) of Regulation S-K.

We have updated this to say:

In connection with organizing CommonWealth Realty Partners, Inc., on November 18, 2009, Chris Cronin was issued 10,000,000 shares of restricted common stock in exchange for cash for startup expenses totaling $10,000. Subsequently, Mr. Cronin distributed 765,000 to friends and family members on December 1, 2009. Mr. Cronin did not receive any kind of consideration for these distributions.

21. Please provide disclosure relating to the sale of preferred stock to Mr. Cronin, which you discuss on page 28 of the prospectus.

We added this information:

Mr. Cronin also received 1,000,000 shares of preferred stock at the price of $.001 shares for a total of $1,000.

Item 27. Exhibits Index, page 36

22. The sentence preceding the exhibit index states that all listed exhibits are filed with this Registration Statement. We note, however, that some of your exhibits were filed with your previous registration statement on Form S-1. Please file all such exhibits with your next amendment.

This has been revised.

Exhibit 5.1

23. Please file a revised opinion that includes counsel's consent to filing the opinion as an exhibit to the registration statement.

This has been revised.

We hope this answers all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel